Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2010

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$(81)
Plus:
Interest included in expense(b)	3,929
One-third of rental expense(c)	58
Adjusted “earnings”(d)	$3,906

Fixed Charges:
Interest included in expense(b)	$3,929
Interest capitalized	10
One-third of rental expense(c)	58
Total fixed charges	$3,997

Ratio of earnings to fixed charges	0.98

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of March 31, 2010, this amount was $91 million.